MAIL STOP: 3561



   Via U.S. Mail
July 31, 2018

   Alejandro Vargas
   Puebla Resources Corporation
   Apartado Postal 3-3
   Pitillal CP 48290
   Jalisco, Mexico

             Re:      Puebla Resources Corporation
                      Form 10-K for the Fiscal Year Ended November 30, 2017 Filed January 19, 2018
                      File No. 333-216651

   Dear Mr. Vargas:

          We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments.


   Company Overview, page 1

   1. Please disclose the following information for each of your properties:

                   The nature of your ownership or interest in the property.

                   A description of all interests in your properties, including the terms of all underlying agreements and royalties.

                   Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

                   An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions. Alejandro Vargas
Puebla Resources Corporation
July 31, 2018
Page 2


          Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

          The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

          The area of your claims, either in hectares or in acres.

      Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide
7.

2. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

          The location and means of access to your property, including the modes of transportation utilized to and from the property.

          Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

          A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

          A description of any work completed on the property and its present condition.

          The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

          A description of equipment, infrastructure, and other facilities.

          The current state of exploration of the property.

          The total costs incurred to date and all planned future costs.

          The source of power and water that can be utilized at the property.

          If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
 Alejandro Vargas
Puebla Resources Corporation
July 31, 2018
Page 3

      You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
      www.sec.gov/about/forms/industryguides.pdf

3. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance found in Industry Guide 7(b)(2) and the Instructions to 3(b) of Rule 102 of
      Regulation S-K would generally require maps and drawings to comply with the following features:

          A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

          A graphical bar scale should be included. Additional representations of scale such as
          "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

          A north arrow.

          An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

          A title of the map or drawing, and the date on which it was drawn.

          In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

      Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

4. It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

          Disclose a brief geological justification for each of the exploration projects written in non-technical language.

          Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

          If there is a phased program planned, briefly outline all phases.

          If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
 Alejandro Vargas
Puebla Resources Corporation
July 31, 2018
Page 4

          Disclose how the exploration program will be funded.

          Identify who will be conducting any proposed exploration work, and discuss their qualifications.

5. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

6. We note you are subject to permitting requirements for exploration, operational, and environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202)
551-3795 with any questions.

                                                    Sincerely,

                                                    /s/ John Reynolds

                                                    John Reynolds
                                                    Assistant Director
                                                    Office of Beverages,
Apparel and Mining